SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                            RANCON REALTY FUND IV, LP
                            (Name of Subject Company)

    MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF Senior Note Program I, LP; MPF Income Fund 22, LLC; MP Value Fund 5, LLC; MPF Blue Ridge Fund II, LLC; Moraga Gold, LLC; Steven Gold; MPF DeWaay Fund 4,
    LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Flagship Fund
  11, LLC; Real Estate Securities Fund 83; and MacKenzie Patterson Fuller, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $4,773,400                                             $146.54

 * For purposes of calculating the filing fee only. Assumes the purchase of 6,584 Units at a purchase price equal to $725 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $146.54
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: May 1, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF Senior Note Program I, LP; MPF Income Fund 22, LLC; MP Value Fund 5, LLC; MPF Blue Ridge Fund II, LLC; Moraga Gold, LLC; Steven Gold; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Flagship Fund 11, LLC; Real Estate Securities Fund 83; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase up to 6,584 Units of limited partnership interest (the "Units") Rancon Realty Fund IV, LP (the "Partnership"), the subject company, at a purchase price equal to $725 per Unit, less the amount of any distributions declared or made with respect to the Units between May 1, 2007 (the "Offer Date") and June 5, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 257 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 7,750 Units, or approximately 11.77% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2007, LLC - 26 Units; MPF Badger Acquisition Co., LLC 13 Units; MPF Income Fund 22, LLC - 60 Units; MPF Senior Note Program I, LP - 69 Units; ; SCM Special Fund, LLC - 69 Units; and MP Value Fund 5, LLC - 20 Units.


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 21, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF Senior Note Program I, LP; MPF Income Fund 22, LLC; MP Value Fund 5, LLC; MPF Blue Ridge Fund II, LLC; Moraga Gold, LLC; Steven Gold; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Flagship Fund 11, LLC; Real Estate Securities Fund 83; and MacKenzie Patterson Fuller, LP

By:      /s/ Chip Patterson
         -------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         -------------------------------
         Chip Patterson, Senior Vice President

 STEVEN GOLD

/s/ Steven Gold
-------------------------------